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                                                                    EXHIBIT 24.1

              [LETTERHEAD OF KPMG PEAT MARWICK LLP APPEARS HERE]



                             ACCOUNTANTS' CONSENT


The Board of Directors
TTI Technologies, Inc.:


We consent to the use of our reports included herein and to the reference to our firm under the headings "Experts" and "Selected Financial Data" in the prospectus. Our report on TTI Technologies, Inc. and subsidiary dated March 20, 1998, except as to the second paragraph of Note 4 and the third and fifth paragraphs of Note 11, which are as of May 4, 1998, contains an explanatory paragraph that states that the Company has suffered recurring losses from operations and has a working capital and stockholders' deficit, which raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements of TTI Technologies, Inc. do not include any adjustments that might result from the outcome of that uncertainty. Our report on Exeter Engineering, Inc. dated March 20, 1998 contains an explanatory paragraph that states that the Company has suffered recurring losses from operations and has a working capital and stockholders' deficit, which raise substantial doubt about its ability to continue as a going concern. The financial statements of Exeter Engineering, Inc. do not include any adjustments that might result from the outcome of that uncertainty.


                                         KPMG Peat Marwick LLP

                                         /s/ KPMG Peat Marwick LLP


Omaha, Nebraska
August 20, 1998